Boston Capital

March 23, 2011

VIA EDGAR

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: American Affordable Housing II Limited Partnership

Form 10-K for the year ended 3/31/2010

Filed on 6/29/2010

File No. 033-14852-01

Dear Mr. Gordon:

This letter is submitted by American Affordable Housing II Limited Partnership (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-K for the year ended March 31, 2010 (File No. 033-14852-01) (the "Form 10-K"). For your convenience, the Staff's comments are reproduced below before the Company's answers.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

General

  We note that on the cover page you indicate that you have incorporated Parts III and IV of the Form 10-K by reference from your Prospectus. The Form 10-K, however, appears to contain information required by Parts III and Part IV. Please tell us why you have indicated that the information in Parts III and IV is incorporated by reference when you have disclosed the same information in the Form 10-K. To the extent you wish to incorporate by reference from your Prospectus, please clearly identify the document and file all relevant pages incorporated by reference from your Prospectus as an exhibit in accordance with Instruction G.1 of Form 10-K and Rule 12b-23 of the Exchange Act.

  Response: We incorporate by reference from our Prospectus certain information under Item 13 of the Form 10-K. As noted on page 21 of the Form 10-K, the amounts and kinds of compensation and fees payable to our general partner and its affiliates are noted on pages 9 through 11 of the Prospectus under the caption "Compensation of the general partner and Affiliate". While we believe this information is important to investors, we believe that all of the information required to be disclosed pursuant to Item 404 of Regulation S-K is included in Note B of the Notes to Financial Statements in Item 15 of the Form 10-K. Thus, in future filings, we will omit the reference to incorporation by reference of the Prospectus. If, however, in future filings we incorporate information from the Prospectus, we will clearly identify the document by disclosing the file number and date filed and we will file as an exhibit all relevant pages that we have incorporated by reference.

  In future filings, we will omit the reference to Part IV, as no portion of Part IV incorporates the Prospectus by reference.

  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

  Liquidity, page 8

  We note your disclosure on page 2 that you have approved and are currently pursuing a plan of liquidation and your disclosure on page 5 that you currently do not have sufficient cash resources to satisfy your financial liabilities. Please tell us how you intend to remedy your deficiencies in liquidity and capital resources. See Item 303(a)(1) of Regulation S-K. In addition please tell us what you mean by the statement that "The Partnership is currently pursuing, and will continue to aggressively pursue, available cash flow and reporting fees."

Response: We believe that we have sufficient cash on hand to satisfy our recurring and ongoing costs and expenses other than amounts payable to our general partner and its affiliates with respect to asset management fees and certain advances made to pay various third party operating expenses. As disclosed on page 5 of the Form 10-K, though the amounts payable to our general partner and its affiliates are contractually currently payable, we do not believe that our general partner or its affiliates will demand immediate payment of these contractual obligations in the near term.

In future filings we will revise our liquidity disclosures to clarify that: (i) although we are in liquidation, we have sufficient cash to meet operational needs; (ii) we will continue to pursue additional cash flow including reporting fees; and (iii) related party payables will not be demanded prior to the liquidation of the Company pursuant to its Plan of Liquidation and Dissolution.

******

The Company hereby acknowledges that:
    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 624-8772 or Daniel McAvoy of Nixon Peabody LLP at (212) 940-3112 with any further comments or questions you may have.

By: /S/ Marc N Teal_________

Marc N. Teal

      Principal Financial Officer

cc: Marc Teal

Richard Stein, Esq., Nixon Peabody LLP

Daniel McAvoy, Esq., Nixon Peabody LLP